July 13, 2020

VIA EDGAR

Alberto H. Zapata, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Conversus StepStone Private Markets
File No. 811-23480; 333-239638

Dear Mr. Zapata:

As you are aware, Conversus StepStone Private Markets, a Delaware statutory trust (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) its initial registration statement under the Securities Act of 1933 (the “Securities Act”) and Amendment No. 7 to the Fund’s registration statement under the Investment Company Act of 1940 (“1940 Act”) on Form N-2 (“Registration Statement”) on July 2, 2020. The purpose of this filing was to register shares of the Fund under the Securities Act.

We believe that the Registration Statement is an ideal candidate for selective review pursuant to the guidance set forth in Investment Company Act Release No. 13768 (“IC-13768”). In accordance with IC-13768, we hereby respectfully request selective review of the Registration Statement on an expedited basis. The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Fund’s Prospectus and Statement of Additional Information filed on Form N-2 on May 27, 2020, except for the inclusion of certain information respecting the Fund’s registration under the Securities Act. There have been no material changes in the Fund’s investment strategy or other disclosures regarding its associated risks. Pursuant to conversations with the Staff, the Fund is furnishing you with a copy of this letter and a blackline of the Registration Statement against the May 27, 2020 filing.

If you have any questions relating to this filing, please do not hesitate to contact me at 212.698.3525.

Very truly yours,

/s/ Richard Horowitz

Richard Horowitz